EXHIBIT 99.1

Evotec and Bristol Myers Squibb extend and expand strategic partnership

Hamburg, Germany – Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces today that the Company has extended and expanded its partnership with Bristol Myers Squibb (NYSE:BMY) in targeted protein degradation, originally signed in 2018.

Aim of the eight-year extension is to develop a broad pipeline of molecular glue degraders which are small, drug-like compounds. Bristol Myers Squibb is a leader in this field in particular based on its unique library CELMoD®.

Under the terms of the agreement, Evotec’s proprietary EVOpanOmics and EVOpanHunter platforms as well as AI/ML-based drug discovery and development platforms will be leveraged.

Evotec receives an upfront payment of $ 200 m and expects to obtain further performance-based, near-term and programme-based milestone payments, resulting in a deal potential of $ 5 bn with additional tiered royalties on product sales.

– End of ad hoc release –

Contact: Dr Werner Lanthaler, Chief Executive Officer, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49.(0)40.560 81-242,